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FUNDRISE | Real Estate Interval Fund

Editor's note: *The following memo was distributed by Fundrise Advisors to its clients who are shareholders of the Fundrise Real Estate Interval Fund, LLC (the Fund). It has been made available as a supplemental resource for prospective investors in the Fund. The transaction referenced in this memo was a co-investment transaction made by the Fund, which invested roughly $24,030,000, and an affiliate of the Adviser, which invested roughly $2,670,000. Investors should carefully consider the investment objective, risk, charges, and expenses of the Fund before investing. The prospectus for the Fund contains this and other information and can be obtained by emailing investments@fundrise.com, or by referring to fundriseintervalfund.com. The prospectus should be read carefully before investing in the Fund.*

Income-generating apartments near Houston, TX

This investment fits into our broader strategy to invest in affordably-priced apartments across the Sunbelt.

We've acquired the Townhomes at Woodmill Creek, a stabilized, 171-unit apartment community in The Woodlands, Texas, for a purchase price of roughly $55 million. (In the world of real estate investing, "stabilized"refers to a property that is almost completely leased up — typically an occupancy rate over 90%, therefore producing a stable flow of rental revenue.) The Woodlands is a suburb of Houston, located about 40 minutes north of downtown.

At a strategic level, this investment fits within our affordably-priced Sunbelt apartment / rental housing thesis. From millennials to retirees, a broad group of Americans has been taking part in a migration from northern to southern states over the past decade, driving continued demand for well-priced, well-located real estate, and supporting steady returns for disciplined investors.

We believe that this long-term trend has only been further accelerated by the pandemic: In an economy where remote work is becoming the norm for more and more people, we expect that an increasing share of the population won't need to live in expensive gateway cities and will instead seek out locations that offer lower living costs and more agreeable climates.

This acquisition was made by a joint venture between two Fundrise sponsored funds, the Fundrise Interval Fund, which invested roughly $24 million, and the Balanced eREIT II, which invested roughly $2.7 million. A senior loan in the amount of roughly $30.3 million was also provided. The investment amounts include a budget for financing and other soft costs, bringing our total projected commitment to approximately $57 million.

Strategy

This investment follows a Core Plus strategy.

Business plan

Construction on the community was completed in 2016, and at the time of our acquisition, the 171-unit community was approximately 91% occupied.

Our intent with this and other similar investments — including both single-family rental home communities and some apartment communities — is to be a long-term investor, building a scaled portfolio that generates consistent rental income, while at the same time positioning ourselves to capture what we believe will be outsized price appreciation thanks to a confluence of demographic factors driving demand across the Sunbelt.

Since this is new construction, we don't anticipate committing significant capital to improvements for the foreseeable future.

Why we invested

- **Fast-growing area:** The property is located within the Houston metropolitan area, just 40 minutes north of downtown. Between 2010 and 2019, the Houston area's population grew 19% to approximately 7 million residents, making it the fifth largest MSA in the country, according to the U.S. Census.

- **High-quality asset**: Delivered in 2016, The Townhomes at Woodmill Creek is relatively new construction, with high-quality amenities and details throughout, presenting no need for renovations or updates in the near future.

- **Income-generating asset:** The property was roughly 91% occupied at the time of our investment, generating consistent cash flow through rental income.

As always, if you have any questions or feedback, please visit our help center or reach out to us at investments@fundrise.com.

About the Fund

The Fundrise Real Estate Interval Fund (the Fund) is an unlisted closed-end management investment company that is operated as an interval fund. The Fund's investment objective is to seek to generate current income while secondarily seeking long-term capital appreciation with low to moderate volatility and low correlation to the broader markets. For more information, including the Prospectus, please visit fundriseintervalfund.com.

The Fund also seeks to provide investors with liquidity through quarterly offers to repurchase a limited amount of the Fund's Shares (at least 5%), pursuant to Rule 23c-3 under the Investment Company Act of 1940. For the latest available repurchase notice, please click here or see the "Literature" section of fundriseintervalfund.com.

Past performance is no guarantee of future results. Any historical returns, expected returns, or probability projections may not reflect actual future performance. All securities involve risk and may result in partial or total loss. While the data we use from third parties is believed to be reliable, we cannot ensure the accuracy or completeness of data provided by investors or other third parties. Neither Fundrise nor any of its affiliates provide tax advice and do not represent in any manner that the outcomes described herein will result in any particular tax consequence. Prospective investors should confer with their personal tax advisors regarding the tax consequences based on their particular circumstances. Neither Fundrise nor any of its affiliates assume responsibility for the tax consequences for any investor of any investment.





Editor's note: *The following memo was distributed by Fundrise Advisors to its clients who are shareholders of the Fundrise Real Estate Interval Fund, LLC (the Fund). It has been made available as a supplemental resource for prospective investors in the Fund. The transaction referenced in this memo was a co-investment transaction made by the Fund, which invested roughly $10,359,000, and an affiliate of the Adviser, which invested roughly $1,151,000. Investors should carefully consider the investment objective, risk, charges, and expenses of the Fund before investing. The prospectus for the Fund contains this and other information and can be obtained by emailing investments@fundrise.com, or by referring to fundriseintervalfund.com. The prospectus should be read carefully before investing in the Fund.*

Rental home development in Houston, TX

This investment fits into our broader strategy to invest in affordably-priced rental housing across the Sunbelt.

Subject Property

We've invested roughly $11.5 million to acquire 8.9 acres of land in Houston, Texas, with plans to develop a community of 97 detached homes over roughly the next two years.

At a strategic level, this investment fits within our affordably-priced [Sunbelt] apartment / rental housing thesis. From millennials to retirees, a broad group of Americans has been taking part in a migration from northern to southern states over the past decade, driving continued demand for well-priced, well-located real estate, and supporting steady returns for disciplined investors. Learn more about the single-family rental asset class [here].

As we reiterated in our [third quarter performance update for investors], we believe that this long-term trend has only been further accelerated by the pandemic. In an economy where remote work is becoming the norm for more and more people, we expect that an increasing share of the population won't need to live in expensive gateway cities and will instead seek out locations that offer lower living costs and more agreeable climates.

This acquisition was made by a joint venture between two Fundrise sponsored funds, the Fundrise Interval Fund, which invested roughly $10,359,000 and the Growth eREIT VII, which invested $1,151,000.

Strategy

This investment follows an Opportunistic.

Business plan

Our initial investment at Timbergrove Village is an all-cash purchase of 8.9 acres of unimproved land, where the single-family rental homes will be built. Our intent is to develop and lease up batches of roughly ten homes per month beginning in October 2022, when the first set of homes is expected to be delivered, eventually completing 97 homes within the community. Though we purchased the land upfront, **the phased development structure should result in much more efficient deployment of investors' capital,** as opposed to holding cash for several months while waiting for an entire community to be built, and then acquiring it all at once.

Our intent with this and other investments in single-family rental home communities is to be a long-term investor, building a scaled portfolio that generates consistent rental income, while at the same time being positioned to capture what we believe will be outsized price appreciation thanks to a confluence of demographic factors driving demand across the Sunbelt. While the properties of course look different than multifamily apartments, the underlying investment thesis is ultimately very similar.

We have engaged a leading property manager of single-family rental communities across the US.

We expect our aggregate investment in the completed community of 97 homes will be roughly $42.7 million. While we acquired the initial investment in the undeveloped land in an all-cash transaction, once the homes are constructed and leased up we eventually intend to use portfolio-level financing, with the aim of increasing expected returns and freeing up cash to deploy elsewhere.

Why we invested

- **Fast-growing area:** Between 2010 and 2019, the Houston area's population grew 19% to approximately 7 million residents, making it the fifth largest MSA in the country, according to the U.S. Census.

- **Social distancing-friendly:** We believe the privacy provided by the community's fully detached and individual homes will be particularly attractive to renters seeking an additional level of social distancing, or who simply need more living space as norms around work and school shift.

- **Institutional-quality asset:** We are working directly with a nationally recognized homebuilder to develop the Timbergrove Village community from the ground up. Once construction on the 97 homes is complete, we will have added an institutional-quality asset of rental homes to our portfolio, consisting entirely of brand-new construction.

As always, if you have any questions or feedback, please visit our help center or reach out to us at investments@fundrise.com.

About the Fund

The Fundrise Real Estate Interval Fund (the Fund) is an unlisted closed-end management investment company that is operated as an interval fund. The Fund's investment objective is to seek to generate current income while secondarily seeking long-term capital appreciation with low to moderate volatility and low correlation to the broader markets. For more information, including the Prospectus, please visit fundriseintervalfund.com.

The Fund also seeks to provide investors with liquidity through quarterly offers to repurchase a limited amount of the Fund's Shares (at least 5%), pursuant to Rule 23c-3 under the Investment Company Act of 1940. For the latest available repurchase notice, please click here or see the "Literature" section of fundriseintervalfund.com.

Pursuant to Rule 19(a) under the Investment Company Act of 1940, please click here or see the "Literature" section of fundriseintervalfund.com for information with respect to the Fund's recent distributions.